January 21, 2020

J. Rock Tonkel, Jr.
Chief Executive Officer and Director
Arlington Asset Investment Corp.
6862 Elm Street
Suite 320
McLean, VA 22101

       Re: Arlington Asset Investment Corp.
           Form S-3
           Filed January 10, 2020
           File No. 333-235885

Dear Mr. Tonkel, Jr.:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Stacie Gorman at 202-551-3585 with any questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of Real
Estate & Construction
cc:    Robert K. Smith, Esq.